UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-29230

Take-Two Interactive Software, Inc.

(Exact name of registrant as specified in its charter)

622 Broadway, New York, New York 10012  (646) 536-2842

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Right (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

(1) The rights to purchase 1/1000 of a share of Series B Preferred Stock (the “Rights”) pursuant to the Rights Agreement dated March 24, 2008, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent, were redeemed by the Board of Directors on September 19, 2008.  The Registrant filed a Registration Statement on Form 8-A with the Securities and Exchange Commission to register the Rights on March 26, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934 Take-Two Interactive Software, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 8, 2008	By:	/s/ Daniel P. Emerson
Daniel P. Emerson Vice President, Associate General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.